Robert Cohen
Tel. 212.801.9200
cohenr@gtlaw.com

January 30, 2009

VIA EDGAR

Jeffrey P. Riedler
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:           Responses to comment letter dated January 13, 2009
BioCancell Therapeutics Inc.
Form S-1, Filed December 17, 2008, File No. 333-156252

Dear Mr. Riedler:

This letter is written in response to the comments of the Staff of the United States Securities and Exchange Commission (the “Commission”) received by facsimile on January 13, 2009, with respect to the above referenced Form S-1 Registration Statement File No. 333-156252 (“Registration Statement”) filed December 17, 2008 of BioCancell Therapeutics Inc. (the “Company”).  For ease of reference, the Staff’s comments are each set forth in full below in bold-type, and the Company’s response immediately follows each comment.

Jeffrey P. Riedler
January 30, 2009

_____________________

Prospectus Cover Page

1.
We note that on the cover page, and elsewhere throughout your prospectus, you state that there is currently no public market for your common stock in the United States. At the same time, on this page, on page 3, in the Plan of Distribution section, and elsewhere in your prospectus, you state that your common stock will be sold at prevailing market prices. The disclosure relating to the prevailing market price is improper until such a market develops in the United States. Please provide a fixed price until such time as a market for the  shares develops in the United States. You should amend the disclosure on this page, on page 3 and in the Plan of Distribution to indicate that you will sell at a price of $x.xx per share until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

Pursuant to the Staff’s request, the Company has revised the text in accordance with your comment to include that the selling stockholders will sell at a fixed price of $0.38 per share until the Company's shares are quoted on the OTC Bulletin Board and thereafter at prevailing marked prices or privately negotiated market prices. Please see the revised disclosure on the cover page and on Pages 3, 7 and 21 of the Form S-1/A.

Prospectus Summary Our Business, page 1

2.
Please revise your disclosure in the penultimate and last sentences of the second paragraph as they appear inconsistent. The ability to conduct clinical studies commences when your company files an IND and the FDA does not object to it within 30 days. As your IND was filed in December 2008, it is unclear how your application to conduct Phase I/11 trials on BC-819 for ovarian and pancreatic cancer could have been approved on April 29, 2008. Similarly, please revise your disclosure on page 26 to clarify that you will not be able to move forward with your Phase 1/IIa trial until 31 days from the filing of your IND in December of 2008.

Pursuant to the Staff’s request, the Company has revised its disclosure regarding the approval of its Phase I/IIa clinical trials, to reflect the fact that its applications to commence Phase I/IIa clinical trials for treatment of pancreatic and ovarian cancer were approved by the FDA during January 2009. Please see the revised disclosure on Pages 1, 23 and 26 of the Form S-1/A.

Risks Related to our Business, page 1

3.	Please revise your disclosure here to include a descriptive bullet-pointed list of the most significant risks related to your business and to owning shares of your stock.

Pursuant to the Staff’s request, the Company has revised its disclosure to include a descriptive bullet-point list of the most significant risks related to the Company’s business and to owning shares of the Company’s stock in accordance with your comment. Please see the revised disclosure on Page 1 of the Form S-1/A.

Risk Factors

We do not have an operating history and do not anticipate earning operating income over the coming years, and our failure to receive marketing approval for any of our prospective therapeutic products or our failure to otherwise achieve and sustain  profitability would negatively impact our ability to continue our business operations, page 5

4.	Please revise this comment to state that your company has no history or commercial sales, rather than no operating history.

Jeffrey P. Riedler
January 30, 2009

_____________________

Pursuant to the Staff’s request, the text was revised to state that the Company has no history or commercial sales, rather than no operating history, in accordance with your comment. Please see the revised disclosure on Page 5 of the Form S-1/A.

We will require substantial additional funds to complete our research and development activities and, if additional funds are not available, we may need to significantly scale back or cease our operations, page 6

5.
Please expand the disclosure in this risk factor to include quantitative information such as: the amount of funds you have raised to date from all sources and identification of the sources of those funds; the amount of funds currently available; and the period of time you expect to be able to operate without raising additional funds. Further, please ensure that the disclosure here is unique from  the disclosure in the following risk factor discussing your auditors’ going concern opinion.

Pursuant to the Staff’s request, the text was revised to expand the disclosure in this risk factor to include quantitative information, in accordance with your comment. Please see the revised disclosure on Page 6 of the Form S-1/A.

If the pre-clinical and clinical studies that are required to be conducted by us to gain regulatory approval are delayed or unsuccessful, we may not be able to market our prospective therapeutic products, page 8

6.
If any of the potential situations enumerated in this risk factor have occurred please provide additional disclosure, in the form of separate risk factors, about those situations. Alternatively, if none of these risks have occurred, please confirm that fact.

Pursuant to the Staff’s request, the text was revised to disclose any of the potential situations which had delayed or prevented any regulatory approval, in accordance with your comment. Please see the revised disclosure on Page 8 of the Form S-1/A.

We have no experience in conducting and managing clinical trials, page 8

7.	Please disclose any material negative circumstances or events that may have occurred with the contract research organization whose services your company uses.

The Company advises the staff that no material negative circumstances or events with the contract research organization whose services it used have occurred.

The difficulties of identifying and recruiting suitable patients for clinical studies may be exacerbated in the case of patients diagnosed with superficial bladder carcinoma, and  further, the clinical results and data that we obtain from any clinical testing that we may conduct in the future may not be reliable, any of which factor may significantly compromise our ability to develop a drug utilizing a target gene for the treatment of superficial bladder carcinoma, page 8

Jeffrey P. Riedler
January 30, 2009

_____________________

8.
Please expand your disclosure here to identify where you have conducted your bladder carcinoma studies to date, and any difficulties your researchers have experienced with enrolling subjects or adhering to study protocols.

Pursuant to the Staff’s request, the text was revised to identify where the Company has conducted its bladder carcinoma studies to date, and any difficulties the Company’s researchers have experienced with enrolling subjects or adhering to study protocols, in accordance with your comment. Please see the revised disclosure on Page 9 of the Form S-1/A.

We are exposed to a risk of substantial loss due to claims that may be filed against us in the future because our insurance policies may not fully cover the risk of loss associated with our operations, page 13

9.	Please quantify the extent of the insurance coverage you discuss.

Pursuant to the Staff’s request, the text was revised to quantify the extent of the insurance coverage the Company discusses, in accordance with your comment. Please see the revised disclosure on Page 13 of the Form S-1/A.

If we fail to comply with our obligations under our license with Yissum or other licenses or related agreements that we are a party to and that we may enter into in the future, we  could lose license rights that may be necessary for developing our target gene-based  therapeutic products, page 14

10.
Please expand your disclosure in this risk factor to describe the specific material obligations of the license that you must adhere to in order to avoid breaching your agreement with, or risking termination by, Yissum. Further, please clarify in more specific terms your responsibilities for funding research and pursuing patent applications under the agreement. Lastly, if you have failed to perform on any of  the material terms of the agreement, putting your company at risk of termination of the agreement, please disclose the breached terms and the current status of those situations.

Pursuant to the Staff’s request, the text was revised to describe the specific material obligations of the license that the Company must adhere to in order to avoid breaching its agreement with, or risking termination by Yissum. The Company has clarified in more specific terms its responsibilities for funding research and pursuing patent applications under the agreement. Please see the revised disclosure on Page 14 of the Form S-1/A and the revised description of the license agreement in Page 35 of the Form S-1/A. In addition, The Company advises the Staff that it has not failed to perform on any of the material terms of the Yissum license agreement.

Jeffrey P. Riedler
January 30, 2009

_____________________

Determination of Offering Price

11.
As you will offer your shares at a fixed price until a market develops in the United States, please revise your disclosure of the determination of the offering price here to include the factors, analyses, and method used to determine such price.

Pursuant to the Staff’s request, the text was revised to include the factors, analyses and method used by the Company to determine its offering price, in accordance with your comment. Please see the revised disclosure on Page 21 of the Form S-1/A.

Our Business

Our Process of Research and Development — Target Identification and Validation, page 24

12.
We note that the disclosure in this section includes several statements that may cause a reader to conclude that the safety and efficacy of BC-819 in treating bladder and ovarian cancer has been firmly established, such as:

•	“We believe that the safety of the proposed drug has been proven through results of pre-clinical and clinical studies, and the following considerations.”
•	“We believe that these results indicate that BC-819 is effective in treating patients with superficial bladder cancer tumors.”
As BC-819 is currently in Phase IIb trials for use in treating bladder cancer, and has not yet begun FDA approved clinical trials for treatment of ovarian or pancreatic cancer, please limit any statements, such as the above, that may imply that conclusive results about these drugs have been established. Please revise your disclosure to clarify that:
•	As clinical trials continue, that your company will be continuing to gather safety and effectiveness data on larger subject populations;
•	Subsequent studies may not corroborate your findings regarding safety and effectiveness in smaller and earlier studies; and
•	The FDA alone will determine whether BC-819 is both safe and effective enough to be approved for commercial use after substantial additional clinical studies.

Jeffrey P. Riedler
January 30, 2009

_____________________

Pursuant to the Staff’s request, the text was revised in accordance with your comment to clarify that the Company will continue to gather safety and effectiveness data on larger subject populations; that subsequent studies may not corroborate the Company’s findings regarding safety and effectiveness in smaller and earlier studies; and that the FDA alone will determine whether BC-819 is both safe and effective enough to be approved for commercial use after substantial additional clinical studies. Please see the revised disclosure on Page 26 and 29 of the Form S-1/A.

13.
Please disclose whether, in regard to your completed Phase I/IIa trial on the use of BC-819 to treat bladder cancer, there was a control group, and whether any statistical analysis was performed. If so, please disclose the results of such analysis, including any p-values obtained.

Pursuant to the Staff’s request, the text was revised in accordance with your comment. Please see the revised disclosure on Page 26 of the Form S-1/A. Please note that the Company has included a summary of the statistical analysis in Page 26, specifically, the percentages of responding patients. The Company advises the staff that it does not have p-values due to the small size of the trial.

Intellectual Property, page 29

14.	Please expand your disclosure in this section to clarify the extent to which the 48 patents and patent applications were licensed to your company by Yissum.

Pursuant to the Staff’s request, the text was revised to expand the Company’s disclosure to clarify the extent to which its 48 patents and patent applications were licensed to the Company by Yissum, in accordance with your comment. Please see the revised disclosure on Page 29 of the Form S-1/A.

15.
Please further expand you disclosure here to include which patent groups are related to which product candidates, and the expiration dates, or ranges of dates, for those patents that have been granted.

Pursuant to the Staff’s request, the text was revised to expand disclosure to include which patent groups are related to which product candidates, and the expiration dates, or ranges of dates, for those patents that have been granted, in accordance with your comment. Please see the revised disclosure on Page 29 of the Form S-1/A.

Material Operating Agreements,. page 34

16.
We note that you refer to one supply agreement as, “Supply Agreement with U.S. Drug Manufacturer” without identifying the company here or elsewhere in the filing. Please revise your disclosure to identify the drug manufacturer and file the supply agreement as an exhibit.

Jeffrey P. Riedler
January 30, 2009

_____________________

Pursuant to the Staff’s request, the text was revised in accordance with your comment to identify the drug manufacturer. Please see the revised disclosure on Page 36 of the Form S-1/A. The agreement will be filed by amendment as Exhibit 10.2.

17.
We note that under the subheading ‘Agreements for Performance of Clinical Trials’ you disclose six parties that will administer clinical trials on your behalf, as well as an additional clinical trial provider, Pro-Pharmaceuticals, in the paragraph above. However, we note only three agreements (Exhibits 10.5-10.7) between your company and these clinical trial providers. Please provide the clinical trial agreements with the remaining partners; or, alternatively, explain why you believe the agreements are not material and do not need to be disclosed.

Pursuant to the Staff’s request, the text was revised in accordance with your comment. Please see the revised disclosure on Page 36 of the Form S-1/A. The additional agreements are being filed as Exhibits 10.20 through 10.24. The Company advises the Staff that Pro-Pharmaceuticals it is not a clinical trial provider, but rather a research partner, with whom the Company does not have a material agreement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 60

18.
For businesses in the development stage, the management’s discussion and analysis should address cumulative information from inception. For example, include a discussion of all significant financing transactions, such as private placements.

Pursuant to the Staff’s request, the text was revised to address cumulative information for business in the development stage from inception, in accordance with your comment. Please see the revised disclosure on Page 60 of the Form S-1/A and throughout the section “Management’s Discussion and Analysis.”

Research and Development Expenses, page 61

19.	Please disclose the following information for each of your major active research and development project(s):

•	The costs incurred during each period presented and to date on the project;
•	The nature and estimated costs of the efforts necessary to complete the project;
•	The anticipated completion dates;
•
The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally The period in which material net cash inflows from significant projects are expected to commence.

Jeffrey P. Riedler
January 30, 2009

_____________________

To the extent that information requested above is not known or estimable, disclose that fact and the reason why it is not known. Please refer to the Division of Corporation Finance “Current Issues and Rulemaking Projects Quarterly Update” under section VIII – Industry Specific Issues – Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.see.govidivisions/colpfin/cfcrq032001.htm

Pursuant to the Staff’s request, the text was revised to include the following information for each of the Company’s major active research and development project(s):
•	The costs incurred during each period presented and to date on the project;
•	The nature and estimated costs of the efforts necessary to complete the project;
•	The anticipated completion dates;
•
The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally The period in which material net cash inflows from significant projects are expected to commence.

Please see the revised disclosure on Pages 61 to 62 of the Form S-1/A.

Interest Income, Net and Other Expenses, page 63

20.	You recognized a gain of $854,000 due to the revaluation of warrants issued. Please disclose the changes in the assumptions used to value the warrants that resulted in the gain of $854,000.

Pursuant to the Staff’s request, the text was revised to disclose the changes in the assumptions used to value the warrants that resulted in the gain of $854,000, in accordance with your comment. Please see the revised disclosure on Page 62 of the Form S-1/A.

Liquidity and Capital Resources

Contractual Obligations and Commitments, page 65

21.
Please include your long term liabilities in the contractual obligation table or tell us why your current presentation is appropriate. Please also include the estimated royalty payments due in future periods pursuant to the Yissum agreement or disclose in a note to the contractual obligations table the nature of your potential obligations. Please refer to Financial Reporting Release 67 and revise your disclosures accordingly.

Jeffrey P. Riedler
January 30, 2009

_____________________

Pursuant to the Staff’s request, the text was revised to include the Company’s long term liabilities and estimated royalty payments due in future periods pursuant to the Yissum agreement, in accordance with your comment. Please see the revised disclosure on Page 65 of the Form S-1/A.

Quantitative and Qualitative Disclosures about Market Risk, page 65

22.
We note your disclosure of reasonable currency risk, based on the exchange rate between the US dollar and the New Israeli Shekel (NIS). Please expand your disclosure here to include a quantitative sensitivity analysis showing the effect of a certain percentage change in the currency exchange rate on your results of operations and assets.

Pursuant to the Staff’s request, the text was revised to expand the Company’s disclosure to include a quantitative sensitivity analysis showing the effects of a certain percentage change in the currency exchange rate on the Company’s results of operations and assets, in accordance with your comment. Please see the revised disclosure on Page 65 of the Form S-1/A.

Certain Relationships with Related Parties, page 69

23.
You disclosed that a wholly owned subsidiary purchased 1,1812,756 shares of Series 1 warrants on the Tel Aviv Stock Exchange between August 14 and 17, 2008 at a purchase price of .02 NIS that were subsequently exercised at an exercise price of 9.73 NIS on August 18, 2008. Please disclose the business purpose and economic justification for this transaction.

Pursuant to the Staff’s request, the text was revised to disclose the business purpose and economic justification for the transaction which took place between August 14 and 17, 2008, in accordance with your comment. Please see the revised disclosure on Page 69 of the Form S-1/A.

Description of Securities

Selling Securitvholders, page 75

24.	Please revise the selling shareholders table to include the percentage of shares to be held by each selling shareholders upon completion of the sale of the shares registered.

Pursuant to the Staff’s request, the selling shareholders table was revised to include the percentage of shares to be held by each selling shareholders upon completion of the sale of the shares registered, in accordance with your comment. Please see the revised disclosure on Page 75 of the Form S-1/A.

Jeffrey P. Riedler
January 30, 2009

_____________________

25.	In this section please disclose any selling restrictions, such as a lock-up period, in place upon the selling shareholders.

Pursuant to the Staff’s request, the text was revised to disclose any selling restrictions, in accordance with your comment. Please see the revised disclosure on Page 75 of the Form S-1/A.

Exhibits and Financial Statement Schedules

26.
Please file your remaining exhibits, including the legal opinion, with your next amendment or as soon as they become available as we will need time to review them prior to granting effectiveness of the registration statement.

Pursuant to the Staff’s request, the following additional documents are being filed as Exhibits:

•	Exhibit 10.20 - Agreement for the Performance of Clinical Trials with Medical Research Infrastructure and Health Services Fund by Chaim Sheba Fund.
•	Exhibit 10.21 - Agreement for the Performance of Clinical Trials with the Fund of Medical Research Development of Infrastructure and Health, Hillel Yafe Medical Center.
•	Exhibit 10.22 - Agreement for the Performance of Clinical Trials with Hadasit Medical Research Services and Development Ltd.
•	Exhibit 10.23 - Agreement for the Performance of Clinical Trials with the Fund for Medical Research Development of Infrastructure and Health Services, Assaf Harofe Fund.
•	Exhibit 10.24 - Agreement for the Performance of Clinical Trials with Keren Mechkarim of Bnai Zion Medical Center.
•	Exhibit 10.15 - Translation of Lease Agreement with Beck Tech (Jerusalem) Ltd. and Appendixes thereof.
•	Exhibit 5.1 - Opinion of Greenberg Traurig, LLP.

Unaudited Consolidated Financial Statements, September 30, 2008, page F-1

27.	Please update the unaudited financial statements and related disclosures based on the comments related to the audited financial statements as at December 31, 2007 as applicable.

Pursuant to the Staff’s request, the Financial Statements were updated throughout the document.

Note 3 – Fair Value Measurements, page F-11

Jeffrey P. Riedler
January 30, 2009

_____________________

28.
You disclosed that you incurred a net loss from the fair valuation of warrants to shareholders of over $1 million in 2008. Please revise your disclosure since you disclosed in your statements of operations that you realized a net gain of over $1 million in 2008.

Pursuant to the Staff’s request, the text was revised in accordance with your comment. Please see the revised disclosure on Page F-12 of the Form S-1/A.

Note 4 – Stockholders’ Equity, page F-12

29.
Please disclose the assumptions used to value the warrants issued in the July 30, 2008 private placement. Please disclose the conditions under which the warrants and the convertible debt issued may be redeemed, and at whose option the warrants and convertible debt may be redeemed.

Pursuant to the Staff’s request, the text was revised to include the assumptions used to value the warrants issued in the July 30, 2008 private placement and the conditions under which the warrants and convertible debt issued may be redeemed, and at whose option the warrants and convertible debt may be redeemed. Please see the revised disclosure on Page F-13 of the Form S-1/A.

Consolidated Statements of Cash Flows, page F-6

30.
The cash and cash equivalents on your balance sheet for September 30, 2007 is $376. However, the cash and cash equivalents on your statements of cash flows for September 30, 2007 is $423. Please revise so that the cash equivalents in your balance sheet and statements of cash flows reconcile as of September 30, 2007.

The Company advises the Staff that the cash and cash equivalents found in the September 30, 2008 financials on the balance sheet are for December 31, 2007 and not September 30, 2007. The correct number for December 31, 2007 is $376 while for the statement of cash flows which deal with the nine month period ending September 30, 2007 is $423. The Company advises the staff that it does not believe that the disclosure is inconsistent.

31.
Please revise your cash flow statements to present your cash flows from trading securities as an investing activity or explain to us why your presentation is appropriate and reference for us the authoritative literature you rely upon to support your position. In this regard, it appears that the effectiveness of SFAS 159 has amended paragraph 18 of SFAS 115 to no longer require that trading securities be automatically classified as operating cash flow activities, but instead be classified based on the nature and purpose for which the securities were acquired.

Jeffrey P. Riedler
January 30, 2009

_____________________

Pursuant to the Staff’s request, the Company reclassified the trading activity and expanded disclosure in accordance with your comment. Please see the revised disclosure on Page F-6 of the Form S-1/A.

Consolidated Financial Statements

32.	Disclose related party transactions on the face of the balance sheet, cash flow statement and statement of operations pursuant to Rule 4-08(k) of Regulation S-X.

Pursuant to the Staff’s request, the text was revised to disclose related party transactions on the fact of the balance sheet, cash flow statement and statement of operations, in accordance with your comment. Please see the revised disclosure on Pages F-4 to F-6 of the Form S-1/A.

Consolidated Balance Sheets, page F-19

33.	Please include a more descriptive caption for your accumulated deficit as required by paragraph 11.a. of SFAS 7.

Pursuant to the Staff’s request, the text was revised to include a more descriptive caption for its accumulated deficit, in accordance with your comment. Please see the revised disclosure on Pages F-4 and F-19 of the Form S-1/A.

Notes to the Consolidated Financial Statements, page F-26

Note 2 – Reporting Principles and Accounting Policies, page F-26

34.	Please disclose your accounting policy for recognizing grant revenue.

Pursuant to the Staff’s request, the text was revised to disclose the Company’s accounting policy for recognizing grant revenue, in accordance with your comment. Please see the revised disclosure on Pages F-8 and F-28 of the Form S-1/A.

10. Stockholders’ Equity, page F-27

Stock-Based Compensation, page F-28

35.
Please describe you accounting policy for the 60,000 contingent options granted to your employees, directors and consultants during 2007, disclosed in the footnote to the table on page 50. Revise your accounting policy footnote disclosure and your discussion of your critical accounting policies and significant estimates in the MD&A to include a discussion of the accounting policy applied to the contingent options granted. Address SFAS 123(R) in detail as necessary in your response.

Pursuant to the Staff’s request, the critical accounting policies as described in the MD&A have been revised to include the following: "Share-based payment expense has not been recorded in the statement of operations with respect to the award of an additional 60,000 contingent options that is referred to in our discussion of “Options Outstanding” under “BioCancell Therapeutics Inc. 2004 Stock Option Plan and 2007 Stock Option Plan” and that is subject to the approval of the board of directors of the Tel Aviv Stock Exchange (TASE), and therefore no grant date, as defined in accordance with SFAS 123(R), has been reached."

Jeffrey P. Riedler
January 30, 2009

_____________________

As regards the accounting policy footnote disclosure in the financial statements, the Company's policy for all share-based payment expenses is to record the expense in accordance with SFAS 123(R). Since these additional 60,000 contingent options are subject to the approval of the board of directors of the Tel Aviv Stock Exchange (TASE), and no grant date has been determined, therefore, no share-based payment expense has been recorded which is in accordance with our above mentioned standard accounting policy (compliance with SFAS 132(R)).

36.	Please clarify your operating and reportable segment or segments.

Pursuant to the Staff’s request, the text was revised to clarify the Company’s operating and reportable segment, in accordance with your comment. Please see the revised disclosure on Pages F-9 and F-29 of the Form S-1/A.

The Registrant hereby acknowledges and undertakes to comply with the requirements of Rules 460 and 461 under the Securities Act with respect to requests for acceleration of effectiveness of the Registration Statement.

Should any member of the Staff have any questions or comments concerning this filing or the enclosed materials transmitted herewith, or desire any further information or clarification in respect of the Amendment No. 1 to the Form S-1, please do not hesitate to contact the undersigned at the number indicated on the first page of this letter.

Sincerely,

/s/ Robert Cohen

Robert Cohen

Enclosures